Exhibit 12

West Corporation

Computation of Ratios of Earnings to Fixed Charges

(Dollars in Thousands)

	Pro Forma Twelve Months Ended December 31, 2006	2006	2005	2004	2003	2002
Earnings as Defined:
Pre tax income	$58,169	$150,555	$253,496	$181,523	$139,655	$108,348
Add Fixed charges (below)	308,261	106,259	24,122	16,459	11,228	6,065

Earnings and fixed charges (A)	$366,430	$256,814	$277,618	$197,982	$150,883	$114,413

Fixed Charges as Defined:
Interest Expense	$296,441	$94,804	$15,358	$9,381	$5,503	$2,419
Interest component of rent expense	11,820	11,455	8,764	7,078	5,725	3,646

Total fixed charges (B)	$308,261	$106,259	$24,122	$16,459	$11,228	$6,065

Ratio of earnings to fixed charges (A/B)	1.2	2.4	11.5	12.0	13.4	18.9

For purposes of calculating the ratio of earnings to fixed charges, earnings consists of income before income taxes and minority interest plus fixed charges. Fixed charges include: interest expense, amortization of debt issuance costs and the portion of rental expense representative of the interest factor.